FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of October, 2003


                                  BG Group plc
                          100 Thames Valley Park Drive
                                 Reading RG6 1PT
                                     ENGLAND

                    (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.




Media Information

                                October 20, 2003
                   BG Orders Three Liquefied Natural Gas Ships

BG Group announced today that it has entered into an agreement with Samsung Heavy Industries Co. Limited of Korea to purchase three new-build liquefied natural gas (LNG) ships.

The three 145,000 cubic metre ships are expected to be delivered in the second half of 2006. BG has also secured options with Samsung for up to a further four new-build ships for delivery in 2007. In total, the cost of the three ships and the options will be approximately $460 million.

Martin Houston, Executive Vice President and Managing Director, North America, Caribbean and Global LNG, said: "This is a great deal for BG. It reflects the successful development of our long-term Atlantic LNG strategy and secures shipping capacity in 2006 and beyond. There is significant potential within the whole Atlantic Basin region to accelerate further our LNG business and these new ships will help BG build its position as a leading player in LNG."

Samsung will build, equip, launch and deliver the ships using the GTT MkIII membrane cargo containment system - the standard LNG ship specification. The vessels will use steam turbine propulsion, enabling them to sail at an average speed of 20 knots.

BG Asia Pacific currently owns two LNG ships (Methane Arctic and Methane Polar) which are on long-term charters in the Atlantic Ocean and Mediterranean Sea. Methane Services Ltd (MSL), a wholly owned subsidiary of BG Group, also charters four ships from Golar LNG (Hilli, Gimi, Khannur and Freeze), all of which are contracted to either long-term or short-term sub-charters. MSL also has commitments to take delivery of two new LNG ships under long term charter in mid 2004 (Methane Kari Elin and Methane Princess).

                                   -ends-


There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2002.

Notes to Editors

LNG represents one of BG Group's core business segments. The Company is involved in developing LNG projects in Trinidad & Tobago, Egypt, Italy, India, Indonesia, Bolivia and Iran. In January 2002, BG LNG Services, LLC (BGLS), a wholly owned subsidiary of BG Group, took 81 per cent of the capacity at North America's largest operating import terminal, Lake Charles in Louisiana, which has the capability to receive, store, vaporise and deliver an average daily send-out of
4.7 million tonnes per annum (mtpa). From September 2005, BGLS will take 100 per cent of the capacity. In March 2003, the Federal Energy Regulatory Commission gave approval for expansion of the terminal to 8.9 mtpa.
Construction of the expansion plant is expected to be completed by the beginning of 2006.

Enquiries

Media
Jonathan Miller or Chris Carter               +44 (0) 118 929 3188/2597
Out of hours pager                            +44 (0) 7693 309543

Investor Relations
Chris Lloyd, Brian McCleery or
Helen Parris                                  +44 (0) 118 929 3025

Website: www.BG-Group.com




                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 20 October 2003                                By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary